Exhibit 16.1

Commissioners:

We have read the statements made by NQ Mobile Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of NQ Mobile Inc. dated October 27, 2014. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

October 27, 2014

PricewaterhouseCoopers Zhong Tian LLP, Beijing Branch, 26/F Office Tower A

Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, PRC

T: +86 (10) 6533 8888, F: +86 (10) 6533 8800, www.pwccn.com

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2014, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our independent registered public accounting firm, effectively immediately, and engaged Marcum Bernstein Pinchuk LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the three years ended December 31, 2013, effective as of July 18, 2014.

PwC’s audit report on our company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2012 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. PwC did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2012.

Our decision to dismiss PwC and engage Marcum Berstein Pinchuk LLP was approved by our independent audit committee.

During the years ended December 31, 2012 and December 31, 2013 and the subsequent interim period through our dismissal of PwC on July 18, 2014, there were no disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make references thereto in their reports on the financial statements for such years.

PwC has advised us that there was a need for it to expand the scope of its audit of the financial statements for the year ended December 31, 2013, and due to its dismissal, PwC did not carry out the expanded audit scope. PwC did not issue an audit report on our consolidated financial statements for the year ended December 31, 2013 and declined to issue a consent allowing their report on the financial statements as of and for the years ended December 31, 2011 and 2012 to be included in this annual report of Form 20-F. This matter was discussed among management, the audit committee and PwC. PwC has been authorized to respond fully to the inquiries of Marcum Bernstein Pinchuk LLP. Other than the foregoing, there were no other “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided PwC with a copy of the foregoing disclosure, and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from PwC, a copy of which is included as Exhibit 16.1 attached herein.